

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

David Gardella
Chief Financial Officer
Donnelley Financial Solutions, Inc.
35 West Wacker Drive
Chicago, IL 60601

> **Re: Donnelley Financial Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-37728**

Dear David Gardella:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Trade & Services